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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 8)
LAFARGE NORTH AMERICA INC.

(Name of Subject Company (issuer))
EFALAR INC.
a wholly owned subsidiary of
LAFARGE S.A.

(Names of Filing Persons (Offerors))
COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)
505862-10-2

(CUSIP Number of Class of Securities)
Laurent Alpert
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Telephone: (212) 225-2340

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

Transaction valuation* $2,610,174,308	Amount of filing fee** $279,288.65
*Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $1.00 per share, of Lafarge North America Inc., a Maryland corporation, other than the shares owned by Lafarge S.A. and its subsidiaries, at a purchase price of $82.00 per share, net to the seller in cash. As of December 31, 2005 there were 71,436,455 shares of common stock outstanding, of which 39,605,061 shares are owned by Lafarge S.A. and its subsidiaries. As a result, this calculation assumes the purchase of 31,831,394 shares.
**the amount of filing fee is calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals 0.010700% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1.	Amount Previously Paid:	$255,446.94	2.	Amount Previously Paid:	$23,841.71
	Form or Registration No.:	Schedule TO-T		Form or Registration No.:	Schedule TO-T/A
	Filing Party:	Lafarge S.A.		Filing Party:	Lafarge S.A.
	Date Filed:	February 21, 2006		Date Filed:	April 7, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
      Check the appropriate boxes below to designate any transactions to which the statement relates:
☒           third-party tender offer subject to Rule 14d-1.
☐           issuer tender offer subject to Rule 13e-4.
☒           going-private transaction subject to Rule 13e-3.
☐           amendment to Schedule 13D under Rule 13d-2.

SEC2559(6-05)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

     This Amendment No. 8 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO”) with the Securities and Exchange Commission (“SEC”) on February 21, 2006, by Lafarge S.A., a French société anonyme (“Parent”) and Efalar Inc., a Delaware corporation and direct, wholly-owned subsidiary of Parent (“Purchaser”). This Schedule TO relates to the amended offer by Purchaser to purchase all outstanding shares of common stock, par value $1.00 per share (“Common Shares”), of Lafarge North America Inc., a Maryland corporation (the “Company”) not owned by Parent and its subsidiaries, at a purchase price of $82.00 per Common Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 21, 2006 (as amended by amendments to the Schedule TO filed by Parent with the SEC prior to the date hereof, the “Offer to Purchase”), the Supplement to the Offer to Purchase dated April 7, 2006 (the “Supplement”) and the related revised (pink) Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Amended Offer”).

Item 11. Additional Information.
     The following paragraphs are inserted at the end of “THE OFFER— Section 13. Certain Legal Matters; Regulatory Approvals — Shareholder Litigation” on page 26 of the Supplement:
     “Plaintiffs in the Rice case filed a second consolidated class action complaint (“SCAC”) on April 12, 2006. In addition to generally restating the allegations contained in the consolidated class action complaint filed on March 28, 2006, the SCAC alleges that the disclosures by Parent and Purchaser are inadequate because: (1) the Offer Price was amended upward by 9.3% ($7 above the $75 per Common Share Original Offer Price) even though the 2006 outlook, alone, reflected an increase in EBIT of 10.3% above the 2006 Budget projections; (2) the 2006 Budget numbers were significantly above the discounted numbers Parent used in formulation the Original Offer Price; (3) the Amended Offer Price, while purportedly taking the 2006 outlook into account, did so at a discount; (4) nowhere in the text of the Supplement do Parent and Purchaser acknowledge that they are discounting the 2006 outlook prepared by the Company’s management in amending the Offer; (5) only by scrutinizing the exhibits to the Amended Offer can a shareholder, with a financial background, possibly glean this information; (6) the statements in the Supplement that (i) Parent and Purchaser continue to believe that the Original Offer Price offered to unaffiliated shareholders of the Company pursuant to the Original Offer and the Merger is fair to such unaffiliated shareholders and (ii) because they believe the Original Offer and Merger is fair, Parent and Purchaser believe the Amended Offer Price is fair to the Company’s minority shareholders, notwithstanding that the Common Shares currently trade at about $85 per Common Share, are not credible; (7) Parent and Purchaser claim that the Offer Price is fair, but Parent’s financial advisors have not taken any position on the fairness of the price and have not provided any fairness opinion stating that they actually believe that $82 per Common Share, let alone $75 per Common Share, is a fair price to the Company’s minority shareholders; (8) the Amended Offer was timed to take advantage of the strong projections for LNA before those projections are reflected in the trading price of LNA stock; and (9) Parent and Purchaser have access to material non-public information about LNA (such as cash flow projections).
     The SCAC also alleges that (1) while the Supplement described Plaintiffs’ “allegations” regarding why they believe the Offer is inadequate and why the Schedule TO and Offer to Purchase are materially misleading, it minimized Plaintiffs’ contentions by proffering them as mere unsubstantiated allegations and gives them no credence; (2) the Supplement fails to disclose much of the information Plaintiffs claim has been omitted; (3) while the Supplement states that Plaintiffs allege that “the Offer fails to present any discounted cash flow analysis for the Company, even though such an analysis is a standard measure used by valuation professionals to determine a present value of a company’s projections for growth,” Parent and Purchaser still fail to disclose whether they or their financial advisors prepared a discounted cash flow analysis and, if so, what it concluded; (4) while the disclosure of the Plaintiffs’ allegations are useful, to a certain extent, by Company shareholders in determining whether to accept the Amended Offer, they are not full and fair disclosures of facts pertaining to the operating condition and future prospects of the Company; (5) in the disclosure, Parent and Purchaser sought to mislead the Company’s shareholders into believing that these are merely allegations of the Plaintiffs when Parent and Purchaser have the information from which they should admit whether the facts as alleged by Plaintiffs are true, and provide the underlying information to Company shareholders in any case; and (6) the Special Committee’s retention of Merrill Lynch, Pierce, Fenner & Smith (“Merrill Lynch”) is flawed because Merrill Lynch is incentivized by its fee agreement to approve of a transaction with Parent and Purchaser because it will receive greater compensation in the event the Amended Offer is completed than if it is not.”
Item 13. Information Required by Schedule 13E-3.
Item 8. Fairness of the Transaction.
     The second bullet point under “SPECIAL FACTORS—Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger—Fairness of the Amended Offer” on page 12 of the Supplement is amended to read as follows:
“•  The analyses contained in the supplemental presentation materials provided by JPMorgan and BNP Paribas described below, which include an overview of premiums at various hypothetical stock prices over certain historical prices. A summary of the JPMorgan and BNP Paribas supplemental presentation, which does not express an opinion with respect to the fairness of the Amended Offer Price, is set forth in the Supplement under “SPECIAL FACTORS — Section 4. Summary of JPMorgan and BNP Paribas Presentation to Parent’s Board of Directors.” In particular, Parent and Purchaser considered that the Amended Offer Price represents a premium of 28.8% to the 1-week average share price prior to the announcement of the transaction of $63.64, as described under “SPECIAL FACTORS—Section 4. Summary of JPMorgan and BNP Paribas Presentation to Parent’s Board of Directors—Analysis at Various Prices” on page 16 of the Supplement. This 28.8% premium is significantly higher than the median 1-week premium of 15% paid in US acquisitions by majority or controlling stockholders between January 1, 2005 and November 17, 2005 described in “SPECIAL FACTORS—Section 4. Summary of JPMorgan and BNP Paribas Presentation to Parent’s Board of Directors—Historic Acquisition by Majority of Controlling Stockholders Premia” beginning on page 22 of the Offer to Purchase.”

     The last sentence of the last paragraph under “SPECIAL FACTORS—Section 3. Position of Parent and Purchaser Regarding the Fairness of the Amended Offer and the Merger” on page 13 of the Supplement is amended to read as follows:
“In making a determination as to the fairness of the Original Offer and the Amended Offer, Purchaser in each case relied entirely on and expressly adopted the analyses and conclusions of Parent.”

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAFARGE S.A.

By: /s/ Michel Bisiaux Michel Bisiaux
Corporate Secretary

EFALAR INC.

By: /s/ Michel Bisiaux Michel Bisiaux
Secretary

Dated: April 20, 2006